UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005.

Commission File Number:  0-31108

EL NINO VENTURES INC.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___EL NINO VENTURES INC._____

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____December 12, 2005___________

Date

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

For Immediate Release

         NEWS RELEASE

El Nino Completes Anderson Lake Prospecting and Sampling

Anderson Lake Molybdenum Property, Thunder Bay, Ontario

November 25, 2005, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN) is pleased to report that it has recently completed its prospecting and sampling program on the Anderson Lake molybdenum property.  The property, on which El Nino may earn up to 100% interest, is located approximately 45 km northeast of Thunder Bay, Ontario.

Molybdenum mineralization had previously been reported in a 1958 trenching and sampling program, conducted by Lindsay Exploration, over an interval of 2,600 ft. (792 m), occurring in pegmatite and pegmatitic granite.  El Nino’s October 2005 field program consisted of mapping and sampling, with the objective of quantifying the previous exploration activities by tying in former trenches by GPS (Global Positioning System).  Fifty former trenches were tied in, and a total of fifty grab samples of molybdenum mineralization were taken within and adjacent to 24 of these trenches.  The samples are currently undergoing laboratory analysis for MoS2 content, and detailed maps of the property are under development as well.

Recommendations for further exploration work are pending results of the laboratory work, expected by the end of December.

The Qualified Person for this Release is T.J. Beesley, P.Eng.

About El Nino Ventures Inc.

El Nino is an exploration stage company whose ongoing two-part exploration strategy is first, the acquisition of molybdenum and uranium projects, and second, the acquisition of more advanced-stage mineral projects which have the potential to generate early positive cash flow.

On Behalf of the Board of Directors

For further information please call Toll Free 1-800-667-1870

Fax 604-685-8045 or visit www.elninoventures.com

“Harry Barr”

Harry Barr

President & CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 25, 2005

Item 3: Press Release

A Press release dated and issued November 25, 2005 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino is pleased to report that it has recently completed its prospecting and sampling program on the Anderson Lake property.

Item 5: Full Description of Material Change

November 25, 2005, Vancouver, BC – El Nino Ventures Inc. (TSX.V: ELN) is pleased to report that it has recently completed its prospecting and sampling program on the Anderson Lake molybdenum property.  The property, on which El Nino may earn up to 100% interest, is located approximately 45 km northeast of Thunder Bay, Ontario.

Molybdenum mineralization had previously been reported in a 1958 trenching and sampling program, conducted by Lindsay Exploration, over an interval of 2,600 ft. (792 m), occurring in pegmatite and pegmatitic granite.  El Nino’s October 2005 field program consisted of mapping and sampling, with the objective of quantifying the previous exploration activities by tying in former trenches by GPS (Global Positioning System).  Fifty former trenches were tied in, and a total of fifty grab samples of molybdenum mineralization were taken within and adjacent to 24 of these trenches.  The samples are currently undergoing laboratory analysis for MoS2 content, and detailed maps of the property are under development as well.

Recommendations for further exploration work are pending results of the laboratory work, expected by the end of December.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

November 27, 2005_____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

EL NINO VENTURES INC.

TSX.H Trade Symbol: ELN  OTCBB:  ELNOF

For Immediate Release

         NEWS RELEASE

Second Phase of Uranium Exploration Complete

Bancroft Uranium Projects, Bancroft, Ontario

November 29, 2005, Vancouver, BC – Further to the announcement of September 30, 2005, El Nino Ventures Inc. (TSX.V: ELN) is pleased to announce that it has now completed its second exploration program on the Bancroft uranium properties, on which the Company may earn a 100% interest.  This focus of this program was detailed exploration on six of the eight uranium properties in the Bancroft uranium mining camp.   In conjunction with the May 2005 program, which targeted the Halo and Amalgamated Rare Earth properties, the entirety of El Nino’s Bancroft properties have now been examined.

The objective for each of the properties was to bracket occurrences of anomalous radioactivity, and confirm the original U308 grades, through a program of gridding, mapping, mechanical stripping, and chip and grab rock sampling.  All existing trenches and workings were tied into the grid and surveyed by scintillometer, and representative samples of higher radioactivity were taken on each of the six grids.  The samples were taken are now undergoing laboratory analysis for U3O8 and ThO2 content.

The Company currently awaits assay results in order to establish any correlation between anomalous radioactivity and U3O8 content, as well as to develop recommendations for further exploration. El Nino is also actively seeking a joint venture partner to assist in the future development of one or more of its Bancroft uranium projects.

About Bancroft Uranium

The Bancroft region of Ontario is historically renowned for its mineral resources and its uranium production, supporting four producing uranium mines for periods between 1956 and 1982.  El Nino plans to employ technological advances to further explore and delineate these known resources.

The Qualified Person for this Release is T.J. Beesley, P.Eng.

About El Nino Ventures Inc.

El Nino is an exploration stage company whose ongoing two-part exploration strategy is first, the acquisition of molybdenum and uranium projects, and second, the acquisition of more advanced-stage mineral projects which have the potential to generate early positive cash flow.

On Behalf of the Board of Directors

For further information please call Toll Free 1-800-667-1870

Fax 604-685-8045 or visit www.elninoventures.com

“Harry Barr”

Harry Barr, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 29, 2005

Item 3: Press Release

A Press release dated and issued November 29, 2005 in Vancouver, BC to the TSX Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

El Nino is pleased to announce that it has now completed its second exploration program on the Bancroft uranium properties.

Item 5: Full Description of Material Change

November 29, 2005, Vancouver, BC – Further to the announcement of September 30, 2005, El Nino Ventures Inc. (TSX.V: ELN) is pleased to announce that it has now completed its second exploration program on the Bancroft uranium properties, on which the Company may earn a 100% interest.  This focus of this program was detailed exploration on six of the eight uranium properties in the Bancroft uranium mining camp.  In conjunction with the May 2005 program, which targeted the Halo and Amalgamated Rare Earth properties, the entirety of El Nino’s Bancroft properties have now been examined.

The objective for each of the properties was to bracket occurrences of anomalous radioactivity, and confirm the original U308 grades, through a program of gridding, mapping, mechanical stripping, and chip and grab rock sampling.  All existing trenches and workings were tied into the grid and surveyed by scintillometer, and representative samples of higher radioactivity were taken on each of the six grids.  The samples were taken are now undergoing laboratory analysis for U3O8 and ThO2 content.

The Company currently awaits assay results in order to establish any correlation between anomalous radioactivity and U3O8 content, as well as to develop recommendations for further exploration. El Nino is also actively seeking a joint venture partner to assist in the future development of one or more of its Bancroft uranium projects.

About Bancroft Uranium

The Bancroft region of Ontario is historically renowned for its mineral resources and its uranium production, supporting four producing uranium mines for periods between 1956 and 1982.  El Nino plans to employ technological advances to further explore and delineate these known resources.

The Qualified Person for this Release is T.J. Beesley, P.Eng.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

November 29, 2005_____________

Date

“Harry Barr”

_____________________________

Signature of authorized signatory

__Harry Barr___________________

Print name of signatory

__President____________________

Official capacity

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